Spur Ventures Inc.
8.1 List of Subsidiaries

Spur Ventures Inc. has 3 wholly owned subsidiaries, all directly held:

1.	Spur Chemicals (BVI) Inc.

2.	Kunlun Potash Ltd.

3.	International Phosphate Mining Corporation

Spur Chemicals (BVI) Inc. was incorporated in the British Virgin Islands, and Kunlun Potash Ltd. and International Phosphate Mining Corporation were both incorporated in British Columbia. Spur Chemicals (BVI) Inc. is a holding company and the other two companies are inactive.

Spur Ventures Inc. also has 2 indirectly owned subsidiaries, both incorporated in China. The holdings in these companies are held by Spur Chemicals (BVI) Inc., and the percentages owned are set out in brackets:

1.	Yichang Spur Chemicals Ltd. (72.18%)

2.	Yichang Maple Leaf Chemicals Ltd. (78.72%)